Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 24, 2023, and the related Letter of Transmittal and Important Instructions and Information. The Offer is being made to all holders of Shares, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which making or accepting the Offer would violate that state’s laws. In any state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Highlands REIT, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

Highlands REIT, Inc.

of

Up to $20 million in Value of Shares of its Common Stock

at a Purchase Price Not Greater Than

$0.17 Nor Less Than $0.12 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY

TIME, ON NOVEMBER 21, 2023, UNLESS THE OFFER IS EXTENDED OR

WITHDRAWN.

Highlands REIT, Inc., a Maryland corporation (the “Company”), invites its stockholders to tender shares of its common stock, par value $0.01 per share (the “Shares”), at a price or prices not greater than $0.17 nor less than $0.12 per Share, net to the tendering stockholder in cash, less the withholding of any applicable taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated October 24, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal and Important Instructions and Information (collectively with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

The Offer is not conditioned on the receipt of any financing or upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6—Conditions of the Offer of the Offer to Purchase.

The Offer will expire at 11:59 p.m., New York City Time, on November 21, 2023, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Date”).

To validly tender Shares, stockholders who own Shares that are registered in their names must either (1) electronically complete and submit the required information on the Company’s secured, online portal at https://highlandsreit.computersharecas.com, or (2) properly complete and sign the Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A. (“Computershare,” the “Depositary,” and the “Paying Agent”), in its capacity as the Depositary, at the appropriate address shown in the Important Instructions and Information prior to the Expiration Date. If you wish to tender your shares online, you will need your Account Code and Control Code located on the front page of your Letter of Transmittal.

Stockholders who hold Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee (any such entity, a “Custodian”) and are not the holder of record on the Company’s books must obtain approval of such Custodian in order to tender Shares, following the procedures described in Section 2 – Procedures for Tendering Shares.

Stockholders holding their Shares through a Custodian must not deliver a Letter of Transmittal directly to Computershare in its capacity as the Depositary. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority to so act must be submitted.

Promptly after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, the Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $0.17 nor less than $0.12 per Share) (the “Purchase Price”) that it will pay for Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Purchase Price will be the lowest price that will enable the Company to buy up to $20 million in value of its Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer. The same price will be paid for all tendered Shares accepted for purchase.

If, based on the Purchase Price, Shares having an aggregate value of less than $20 million are properly tendered and not properly withdrawn, the Company will buy all Shares properly tendered and not properly withdrawn. If, based on the Purchase Price, Shares having an aggregate value in excess of $20 million (or such greater amount as the Company may elect to pay, subject to applicable law), have been properly tendered at prices at or below the Purchase Price and not properly withdrawn before the Expiration Date, the Company will purchase properly tendered Shares in the following order of priority: (a) first, the Company will purchase all the Shares properly tendered at or below the Purchase Price and not properly withdrawn by any “odd lot holder” (a holder of fewer than 100 Shares) who tenders all of such stockholder’s Shares; and (b) second, after the purchase of all the Shares properly tendered by odd lot holders, the Company will purchase all other Shares properly tendered at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect.

The Company reserves the right to extend the Offer at any time and for any reason. If the Company extends the Offer beyond 11:59 p.m., New York City Time, on November 21, 2023, the Company will inform Georgeson LLC (“Georgeson” and the “Information Agent”) of that fact and will file or issue a Current Report on Form 8-K or other public announcement of the extension not later than 9:00 a.m., New York City Time, on the business day after the day on which the Offer was scheduled to expire.

Tenders may be withdrawn at any time prior to the Expiration Date. After the Expiration Date, such tenders are irrevocable, except that they may be withdrawn anytime on or after November 21, 2023, if such tendered Shares have not been accepted for payment prior to that time. For withdrawal to be effective, you must either (1) electronically complete and submit the required information on the Company’s secured, online portal at https://highlandsreit.computersharecas.com, or (2) properly complete and send a withdrawal letter by mail or overnight courier service; provided, however, that you may only withdraw your shares by the same method you used to tender your shares, and any withdrawal must be timely received by Computershare, in its capacity as the Depositary. Any such withdrawal letter must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner in which the Letter of Transmittal was signed. Stockholders should allow sufficient time to ensure timely delivery of their withdrawal letter. If a stockholder chooses to use the U.S. Postal Service, they may consider using registered or certified priority mail with return receipt requested. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2—Procedures for Tendering Shares of the Offer to Purchase at any time before the Expiration Date.

The Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority and proration provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to Computershare, in its capacity as the Depositary and the Paying Agent, of the Company’s acceptance of tendered Shares for payment.

The purchase of Shares pursuant to the Offer will reduce the Company’s stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased and reduce total cash.

Generally, a sale of Shares pursuant to the Offer will constitute a “redemption” and will be a taxable transaction for federal income tax purposes. For a discussion of the federal income tax consequences of the sale of Shares pursuant to the Offer, see Section 17—Certain Federal Income Tax Consequences of the Offer to Purchase. EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Company’s Shares, including any Custodians, whose names, or the names of whose nominees, appear on the Company’s stockholder list.

The Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The purpose of the Offer is to provide those stockholders who wish to obtain immediate liquidity for their Shares an opportunity to do so in an efficient manner, without incurring most broker’s fees associated with an open market sale, while at the same time balancing the best interests of the Company and of those stockholders who wish to remain invested in the Company. The Company believes that the Offer is a prudent use of the Company’s financial resources given its business profile, capital structure and assets.

The Company’s board of directors has approved the Offer. None of the Company, its board of directors, Computershare in its capacity as the Depositary or Paying Agent, nor Georgeson in its capacity as Information Agent, or any of their respective affiliates, however, make any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

Any questions or requests for assistance may be directed to Georgeson, the Information Agent, by telephone toll free at 800-905-7281. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Important Instructions and Information or other Offer materials may be directed to Georgeson, and such copies will be furnished as promptly as practicable at the Company’s expense. Stockholders may also contact their Custodian or other nominee for assistance concerning the Offer.

The Paying Agent and Depositary for the Offer is:

Computershare Trust Company, N.A.

The Information Agent for the Offer is:

Georgeson LLC

Toll-Free: (800) 905-7281

October 24, 2023